SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

FOR THE PERIOD BETWEEN SEPTEMBER 25, 2003 AND OCTOBER 6, 2003

CHINADOTCOM CORPORATION

(Exact name of Registrant as specified in its Charter)

34/F, Citicorp Centre

18 Whitfield Road

Causeway Bay, Hong Kong

(Address of Registrant’s Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F  ☒    Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Other Events.

The merger agreement of September 4, 2003 (“Merger Agreement”) between chinadotcom corporation (“chinadotcom”), CDC Software Holdings, Inc. (“CDC Software”) and Ross Systems, Inc. (“Ross”) contemplated that the parties would explore whether the transaction could be effected as a tax-free organization. Between September 4, 2003 and October 2, 2003, the parties and their counsel examined this issue, but concluded that given the complexities associated with attempting to effect the transactions as a tax-free reorganization, as well as certain potential adverse consequences associated with effecting the transaction on that basis, it was in the best interests of Ross and its stockholders to effect the transaction as a taxable transaction.

Accordingly, on October 3, 2003, chinadotcom, CDC Software and Ross executed an amendment to the Merger Agreement removing the obligations of the parties to use their reasonable best efforts to cause the merger to qualify as a tax-free reorganization and removing chinadotcom’s obligation to cause its outside counsel to deliver an opinion to Ross and its stockholders relating to a tax-free reorganization.

EXHIBITS

Exhibit	Description

1.1	Press Release dated September 25, 2003 chinadotcom Shareholding Disposal by AOL Completed

1.2	Amendment to Agreement and Plan of Merger signed between chinadotcom corporation, CDC Software Holdings, Inc. and Ross Systems, Inc. dated October 3, 2003

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 6, 2003

CHINADOTCOM CORPORATION

By:	/s/ STEVEN CHAN

Steven Chan Director, Legal

EXHIBITS INDEX

Exhibit	Description

1.1	Press Release dated September 25, 2003 chinadotcom Shareholding Disposal by AOL Completed

1.2	Amendment to Agreement and Plan of Merger signed between chinadotcom corporation, CDC Software Holdings, Inc. and Ross Systems, Inc. dated October 3, 2003

Exhibit 1.1

chinadotcom Shareholding Disposal by AOL Completed

HONG KONG September 25, 2003 chinadotcom corporation (NASDAQ: CHINA; website: www.corp.china.com) announced today that based upon SEC filings, America Online, Inc. (“AOL”) has disposed of its entire holding of 6,795,200 chinadotcom shares as of September 11, 2003.

Daniel Widdicombe, Chief Financial Officer of chinadotcom corporation, said: “We’re pleased to have an overhang on our stock removed and finality reached on this issue, and look forward to pursuing our software strategy focused on two of the fastest growing sectors in China—export manufacturing and mobile applications.”

On July 28, 2003, the companies announced that they had reached a settlement including the release of all claims between the two companies and their affiliates. The companies also agreed to cancel AOL’s two warrants to acquire additional shares in chinadotcom. At this time, the companies have no remaining operational, strategic or other agreements.

# # #

About chinadotcom corporation

chinadotcom corporation (NASDAQ: CHINA; Website: www.corp.china.com) is a leading integrated enterprise solutions and software company focused on two of the fastest growing sectors in China—export manufacturing and mobile applications—as well as internationally. The company has over 1,000 employees with operations in over 10 countries.

CDC Software, a wholly owned subsidiary, is focused on the large manufacturing for export sector in China, as well as internationally. Recently it completed the acquisition of a controlling stake in Industri Matematik International (“IMI”), an international provider of mission critical Supply Chain Management (“SCM”) software for multinationals and large enterprises, based in New Jersey, U.S. with key operations in the U.S and Europe. In addition, the company has established strategic partnerships with leading international software vendors to localize and resell their software products throughout the Asia Pacific region. It currently has over 1,000 customer site installations and 600 enterprise customers in China and internationally. The company recently announced the intention to acquire a 100% stake in Ross Systems (“Ross”), a NASDAQ-listed global provider of enterprise software for process manufacturers based in Atlanta, U.S. with significant subsidiary operations in Western Europe. We expect to conclude the acquisition of Ross by no later than the first quarter of calendar year 2004, subject to Ross’ shareholder approval and certain regulatory approvals.

CDC’s Mobile and Portals unit is focused on China’s rapid growth mobile applications market, a large market with great future potential. The company now offers consumer-based and enterprise-based SMS and mobile application software development services. Paid subscriptions reached 4.4 million as of June 30th, 2003, with direct connectivity with local mobile operators in 26 provinces across China. Recently launched services include China News SMS, Business Elite (business, finance and market information), Military SMS, enhanced free and paid mail services, and the popular X-City service.

CDC Outsourcing, a wholly owned subsidiary, aims to take advantage of the global trend of companies looking to outsource to China by positioning its CMM (Capability Maturity Model) Level 3 certified Software Development Center’s capabilities as an outsourcing conduit for economical, high-quality software development for the large customer base of our acquired companies. Its current outsourcing capability includes operations in the United Kingdom, Australia, and the US, with some 350 consultants, complemented by a partnership with vMoksha in India with over 400 more outsourcing consultants servicing software companies internationally.

For more information about chinadotcom corporation and CDC Software, please visit the Web site http://www.corp.china.com.

Safe Harbor Statements

This press release includes certain “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. These statements are based on chinadotcom management’s current expectations and are subject to risks and uncertainties and changes in circumstances. All forward-looking statements included in this press release are based upon information available to chinadotcom as of the date of the press release, and it assumes no obligation to update or alter its forward looking statements whether as a result of new information, future events or otherwise. Further information on risks or other factors that could affect chinadotcom’s results of operations is detailed in its filings with the United States Securities and Exchange Commission, including the Annual Report for the year ended December 31, 2002 on Form 20-F filed on June 16, 2003.

For further information, please contact:

Media Relations

Jane Cheng, Public Relations Manager
Tel	:	(852) 2961 2750
Fax	:	(852) 2571 0410
e-mail	:	jane.cheng@hk.china.com

Exhibit 1.2

AMENDMENT TO AGREEMENT AND PLAN OF MERGER

THIS AMENDMENT, dated as of October 3, 2003 (this “Amendment”), to the Agreement and Plan of Merger, dated as of September 4, 2003 (the “Merger Agreement”), by and among CHINADOTCOM CORPORATION, a company organized under the laws of the Cayman Islands (“Parent”), CDC SOFTWARE HOLDINGS, INC., a Delaware corporation and a wholly owned subsidiary of Parent (“Merger Sub”), and ROSS SYSTEMS, INC., a Delaware corporation (the “Company”). Capitalized terms used but not defined herein have the meanings assigned to such terms in the Merger Agreement.

Pursuant to the terms of the Merger Agreement and in accordance with Section 9.04 thereof, the parties hereto agree to amend the Merger Agreement as follows:

Section 1 Amendment to Section 1.02. Section 1.02 of the Merger Agreement is amended by deleting the term “Tax Opinion” and the corresponding section reference.

Section 2 Amendment to Article II.

(a) Section 2.01 of the Merger Agreement is amended by deleting the phrase “and Section 7.16(b)”.

(b) Section 2.03 of the Merger Agreement is amended by deleting the first sentence of Section 2.03 in its entirety and replacing such sentence with the following:

“At the Effective Time, the separate corporate existence of Merger Sub shall cease, the Company shall continue as the surviving corporation in the Merger (the “Surviving Corporation”), and the effect of the Merger shall be as provided in the applicable provisions of Delaware Law.”

Section 3 Amendment to Section 7.16. Section 7.16 of the Merger Agreement is amended by deleting the section in its entirety and replacing such section with the phrase “Intentionally Omitted.”

Section 4 Full Force and Effect. Except as expressly amended hereby, the Merger Agreement shall continue in full force and effect in accordance with the provisions thereof on the date hereof.

Section 5 Governing Law. This Amendment shall be governed by, and construed in accordance with, the Laws of the State of Delaware applicable to Contracts executed in and to be performed in that State.

Section 6 Counterparts. This Amendment may be executed and delivered (including by facsimile transmission) in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same instrument.

Exhibit 1.2

IN WITNESS WHEREOF, Parent, Merger Sub and the Company have caused this Amendment to be executed as of the date first written above by their respective officers thereunto duly authorized.

CHINADOTCOM CORPORATION

By:	/s/ DANIEL WIDDICOMBE

Name:	Daniel Widdicombe
Title:	Chief Financial Officer

CDC SOFTWARE HOLDINGS, INC.

By:	/s/ DANIEL WIDDICOMBE

Name:	Daniel Widdicombe
Title:	Director

ROSS SYSTEMS, INC.

By:	/s/ ROBERT B. WEBSTER

Name:	Robert B. Webster
Title:	Executive Vice President and Secretary